INDEPENDENT ACCOUNTANTS' REPORT



The Board of Directors
The Money Store Inc.:

We have examined management's assertion about The Money Store Inc.'s (a wholly-owned subsidiary of First Union National Bank) compliance with the minimum servicing standards relating to its servicing of mortgage loans set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (USAP) as of and for the year ended December 31, 1998 included in the accompanying management assertion. Management is responsible for The Money Store Inc.'s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about The Money Store Inc.'s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about The Money Store Inc.'s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on The Money Store Inc.'s compliance with the minimum servicing standards.

In our opinion, management's assertion that, except for noncompliance by The Money Store Inc. relating to custodial bank account reconciliations and the titling of custodial bank accounts, The Money Store Inc. complied in all material respects with the aforementioned minimum servicing standards relating to its servicing of mortgage loans as of and for the year ended December 31, 1998 is fairly stated, in all material respects.



March 12, 1999
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                             MANAGEMENT'S ASSERTION


As of and for the year ended December 31, 1998, The Money Store Inc. ("the Company") has complied in all material respects with the minimum servicing standards relating to its servicing of mortgage loans set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (USAP).

In 1998, the Company was not in compliance with USAP standard I.1. During 1998, management of the Company implemented processes and staffing changes to ensure that custodial accounts met the requirements of USAP standard I.1.. Based on the method that the Company uses to calculate investor remittances, it is management's belief that this instance of custodial bank account noncompliance did not materially affect the accuracy of any amounts remitted to trustees or investors.

In 1998, the Company was not in compliance with USAP standard I.3., which requires each custodial account be maintained at a federally insured depository institution in trust for the applicable investor. While all custodial accounts are maintained in a federally insured depository institution, some accounts are lacking the appropriate "in trust for" designations. Management is in the process of correcting the titling of these accounts.

As of and for the year ended December 31, 1998, the Company had in effect a fidelity bond policy in the amount of $16 million. The Company had in effect an errors and omissions policy in the amount of $3 million for the period from January 1, 1998 to June 30, 1998 and an errors and omissions policy in the amount of $20 million for the period from July 1, 1998 to December 31, 1998.



/s/ ARTHUR Q. LYON
__________________________________                            MARCH 12, 1999
Arthur Q. Lyon, CFO                                           --------------
The Money Store Inc.                                              Date


/s/ RUSSELL B. PLEASANTS
__________________________________                            MARCH 12, 1999
Russell B. Pleasants                                          --------------
SVP-Mortgage Loan Servicing                                       Date
The Money Store Inc.